                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 10)(1)

                             NACCO Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $1.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   629579 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (440) 449-9600
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 24, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 15 Pages)


---------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 2 of 15 Pages
------------------------------                         -------------------------


------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Alfred M. Rankin, Jr.
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------ -------------------------------------------------------------
        6          CITIZENSHIP  OR PLACE  OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                                  130,110
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                               919,125
            SHARES              -------- ---------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                            130,110
         PERSON WITH            -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  919,125
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            1,049,235
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            16.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            IN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 3 of 15 Pages
------------------------------                         -------------------------


------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Thomas T. Rankin
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                                  71,497
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                               752,282
            SHARES              -------- ---------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                            71,497
         PERSON WITH            -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  752,282
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            823,779
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.5%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            IN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 4 of 15 Pages
------------------------------                         -------------------------


------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   John C. Butler, Jr.
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                                  11,764
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                               34,169
            SHARES              -------- ---------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                            11,764
         PERSON WITH            -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  772,464
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            784,228
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            11.9%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            IN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 5 of 15 Pages
------------------------------                         -------------------------


------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Matthew M. Rankin
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------ -------------------------------------------------------------
                                   7     SOLE VOTING POWER

                                                  7,274
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                               10,587
            SHARES              -------- ---------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                            7,274
         PERSON WITH            -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  748,882
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            756,156
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            11.5%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            IN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 6 of 15 Pages
------------------------------                         -------------------------


------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Victoire G. Rankin
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                                  20,284
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                               290,656
            SHARES              -------- ---------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                            20,284
         PERSON WITH            -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  1,028,951
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            1,049,235
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            16.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            IN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 7 of 15 Pages
------------------------------                         -------------------------


------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Corbin Rankin
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                                  3,400
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                               82,084
            SHARES              -------- ---------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                            3,400
         PERSON WITH            -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  820,379
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            823,779
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.5%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            IN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 8 of 15 Pages
------------------------------                         -------------------------


------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   David B. Williams
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                                  1,375
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                               35,544
            SHARES              -------- ---------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                            1,375
         PERSON WITH            -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  773,839
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            775,214
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            11.8%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            IN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 9 of 15 Pages
------------------------------                         -------------------------


------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Clara Rankin Williams
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b)  X
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   OO - See Item 3
------------------ -------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING POWER

                                                  1,375
                                -------- ---------------------------------------
                                   8     SHARED VOTING POWER

          NUMBER OF                               35,544
            SHARES              -------- ---------------------------------------
         BENEFICIALLY              9     SOLE DISPOSITIVE POWER
           OWNED BY
        EACH REPORTING                            1,375
         PERSON WITH            -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  773,839
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            775,214
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            11.8%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            IN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 10 of 15 Pages
------------------------------                         -------------------------


         This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (the "Class A Common") of NACCO Industries, Inc. (the "Company") that appeared in the Schedule 13D filed by the Reporting Persons on February 18, 1998 (the "Initial Filing"), as amended on March 30, 1998 ("Amendment No. 1"), as amended on April 9, 1998 ("Amendment No. 2"), as amended on January 11, 1999 ("Amendment No. 3"), as amended on May 14, 1999 ("Amendment No. 4"), as amended on November 13, 2000 ("Amendment No. 5"), as amended on February 14, 2001 ("Amendment No. 6"), as amended on January 10, 2002 ("Amendment No. 7"), as amended on October 31, 2002 ("Amendment No. 8"), and as amended on January 9, 2003 ("Amendment No. 9") (collectively, the "Filings"). This Amendment No. 10: (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition or disposition of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c)  Item 2 of the Filings is hereby amended as follows:

         The statements that appear under the heading Thomas T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

                  THOMAS T. RANKIN. Mr. Rankin's business address is 5204 Patterson Avenue, Suite C, Richmond, Virginia 23226. He is the owner of Cross-Country Marketing.

         The statements that appear under the heading Corbin Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

                  CORBIN RANKIN. Mrs. Rankin's business address is 5204 Patterson Avenue, Suite C, Richmond, Virginia 23226. She is not employed.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The sixth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr., is hereby deleted and replaced in its entirety as follows:

                  ALFRED M. RANKIN, JR. Mr. Rankin (a) shares with National City Bank, a national banking association ("NCB"), the power to vote and dispose of 2,000 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin, dated September 22, 1988, creating a charitable trust for 20 years and then for the benefit of her grandchildren, (b) shares with Clara L.T. Rankin the power to dispose of 33,600 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin, dated July 20, 2000, creating a trust for the benefit of her grandchildren,
         (c) shares with NCB the power to vote and dispose of 26,608 shares of Class A Common held by the AM Rankin Sr. Trust A for the benefit of grandchildren, (d) as trustee, shares with Helen Rankin Butler

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 11 of 15 Pages
------------------------------                         -------------------------


         the power to vote and dispose of 34,169 shares of Class A Common held in a trust for the benefit of Helen Rankin Butler, (e) as trustee, shares with Clara T. (Rankin) Williams the power to vote and dispose of 34,169 shares of Class A Common held in a trust for the benefit of Clara T. (Rankin) Williams, (f) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals,
         (g) has the sole power to vote and dispose of 101,110 shares of Class A Common held by the Main Trust of Alfred M. Rankin, Jr. created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, (h) has the sole power to vote and dispose of 15,000 shares of Class A Common held by Alfred M. Rankin, Jr.'s 2004 Qualified Annuity Interest Trust, (i) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in a trust for the benefit of Clara L.T. Rankin under the Agreement, dated January 5, 1977, (j) has the sole power to vote and dispose of 14,000 shares of Class A Common held in his individual retirement account and (k) is deemed to share with his spouse the power to vote and dispose of 20,284 shares of Class A Common owned by his spouse (Victoire G. Rankin) because she resides with him. Collectively, the 1,049,235 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.0% of the Class A Common outstanding as of February 28, 2003. The business address of Helen Rankin Butler is Camp Aloha Hive, The Aloha Foundation, 2968 Lake Morey Road, Fairlee, Vermont 05045. Mrs. Helen Rankin Butler is employed as the Director of Camp Aloha Hive. To the knowledge of the Reporting Individuals, during the last five years, Helen Rankin Butler has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The seventh paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Thomas T. Rankin, is hereby deleted and replaced in its entirety as follows:

                  THOMAS T. RANKIN. Mr. Rankin (a) has sole power to vote and to dispose of 68,597 shares of Class A Common under the Agreement, dated November 29, 1967, creating a revocable trust for the benefit of Mr. Rankin, (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mr. Rankin as custodian for his minor son, (c) is deemed to share with his spouse the power to vote and to dispose of 2,900 shares of Class A Common Stock owned by his spouse (Corbin Rankin) and 500 shares of Class A Common held by his spouse as custodian for their minor son because she resides with him, (d) shares the power to vote and dispose of 10,587 shares of Class A Common as co-trustee, with a majority age son (Matthew M. Rankin), of a trust for the benefit of such son and (e) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 823,779 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.5% of the Class A Common outstanding as of February 28, 2003.

         The eleventh paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by John C. Butler, Jr., is hereby deleted and replaced in its entirety as follows:

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 12 of 15 Pages
------------------------------                         -------------------------


                  JOHN C. BUTLER, JR. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has sole power to vote and dispose of 11,764 shares of Class A Common held by Mr. Butler, including (i) 6,059 shares of Class A Common held in a trust created under the Agreement, dated June 17, 1999, creating a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in his individual retirement account, (iii) 495 shares of Class A Common held by Mr. Butler as custodian for his minor daughter, (iv) 340 shares of Class A Common held by Mr. Butler as custodian for his minor son, (v) as trustee, 1,035 shares of Class A Common held in a trust for the benefit of his minor daughter and (vi) as trustee, 1,035 shares of Class A Common held in a trust for the benefit of his minor son and (c) is deemed to share with his spouse (Helen Rankin Butler) the power to vote and dispose of 34,169 shares of Class A Common beneficially owned by his spouse because she resides with him. Collectively, the 784,228 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 11.9% of the Class A Common outstanding as of February 28, 2003.

         The twelfth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Matthew M. Rankin, is hereby deleted and replaced in its entirety as follows:

                  MATTHEW M. RANKIN. Mr. Rankin (a) has sole power to vote and dispose of 7,274 shares of Class A Common, (b) as co-trustee, shares with his father (Thomas T. Rankin) the power to vote and dispose of 10,587 shares of Class A Common held in a trust for the benefit of Matthew M. Rankin and (c) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 756,156 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.5% of the Class A Common outstanding as of February 28, 2003.

         The fifteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin, is hereby deleted and replaced in its entirety as follows:

                  VICTOIRE G. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has the sole power to vote and dispose of 20,284 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mrs. Rankin,
         (c) is deemed to share the power to vote and dispose of 2,000 shares of Class A Common owned by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L.T. Rankin because her spouse (Alfred M. Rankin, Jr.) is co-trustee of such trust and her spouse resides with her, (d) is deemed to share the power to dispose of 33,600 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust and her spouse resides with her, (e) is deemed to share the power to vote and dispose of 26,608 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Alfred
         M. Rankin, Sr. because her spouse is co-trustee of such trust and her spouse resides with her, (f) is deemed to share the power to vote and dispose of 34,169 shares of Class A

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 13 of 15 Pages
------------------------------                         -------------------------


         Common owned by a trust created for the benefit of Helen (Rankin) Butler because her spouse is trustee of such trust and her spouse resides with her, (g) is deemed to share the power to vote and dispose of 34,169 shares of Class A Common held in trust for the benefit of Clara T. (Rankin) Williams because her spouse is trustee of such trust and her spouse resides with her, (h) is deemed to share the power to vote and dispose of 101,110 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (i) is deemed to share the power to vote and dispose of 15,000 shares of Class A Common owned by an irrevocable trust for the benefit of her spouse because her spouse resides with her, (j) is deemed to share the power to vote and dispose of an additional 14,000 shares of Class A Common owned by her spouse because her spouse resides with her and (k) is deemed to share the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L.T. Rankin because her spouse is co-trustee of such trust and her spouse resides with her. Collectively, the 1,049,235 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 16.0% of the Class A Common outstanding as of February 28, 2003.

         The sixteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Corbin Rankin, is hereby deleted and replaced in its entirety as follows:

                  CORBIN RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common,
         (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mrs. Rankin and 500 shares of Class A Common held by Mrs. Rankin as custodian for her minor son, (c) is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 68,597 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (d) is deemed to share with her spouse the power to vote and dispose of 2,900 shares of Class A Common held by her spouse as custodian for their minor son because her spouse resides with her and (e) is deemed to share with her spouse the power to vote and dispose of 10,587 shares of Class A Common held by her spouse as co-trustee of a trust for the benefit of a majority age son because her spouse resides with her. Collectively, the 823,779 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.5% of the Class A Common outstanding as of February 28, 2003.

         The eighteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by David B. Williams, is hereby deleted and replaced in its entirety as follows:

                  DAVID B. WILLIAMS. Mr. Williams (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has sole power to vote and dispose of 1,375 shares of Class A Common held by Mr. Williams, (c) is deemed to share with his spouse the power to vote and dispose of 34,169 shares of Class A Common beneficially owned by his spouse (Clara Rankin Williams) because she resides with him and (d) is deemed to share with his spouse the power to vote and dispose of 1,375 shares of Class A Common held by his spouse as custodian for their minor daughter because his spouse

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 14 of 15 Pages
------------------------------                         -------------------------


         resides with him. Collectively, the 775,214 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 11.8% of the Class A Common outstanding as of February 28, 2003.

         The nineteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filings reporting the beneficial ownership of Class A Common by Clara Rankin Williams, is hereby deleted and replaced in its entirety as follows:

                  CLARA RANKIN WILLIAMS. Mrs. Williams (a) by virtue of the Partnership Interests received a gifts, shares with RMI and other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) is deemed to share with her father (Alfred M. Rankin, Jr.) the power to vote and dispose of 34,169 shares of Class A Common held by a revocable trust created for her benefit and of which her father is the trustee, (c) has sole power to vote and dispose of 1,375 shares of Class A Common held by Mrs. Williams as custodian for her minor daughter and (d) is deemed to share with her spouse the power to vote and dispose of 1,375 shares of Class A Common owned by her spouse (David Williams) because he resides with her. Collectively, the 775,214 shares of Class A Common beneficially owned by Mrs. Williams constitute approximately 11.8% of the Class A Common outstanding as of February 28, 2003.


                        [SIGNATURES BEGIN ON NEXT PAGE.]

------------------------------                         -------------------------
CUSIP No. 629579 10 3                     13D              Page 15 of 15 Pages
------------------------------                         -------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2003
                              Name:    Rankin Associates II, L.P.

                              By:      Rankin Management, Inc., its Managing
                                       Partner

                                       By:      /s/ Alfred M. Rankin, Jr.
                                            ------------------------------------
                                                Alfred M. Rankin, Jr., President

                              Name:    Rankin Management, Inc.

                                       By:      /s/ Alfred M. Rankin, Jr.
                                            ------------------------------------
                                                Alfred M. Rankin, Jr., President

                              REPORTING INDIVIDUALS

                                       /s/ Alfred M. Rankin, Jr.
                              --------------------------------------------------
                              Name: Alfred M. Rankin, Jr., individually and as Trustee for Clara T. Rankin's Qualified Annuity Interest Trust 2004 A

                              Name:    Rankin Management, Inc.

                              By:      /s/ Alfred M. Rankin, Jr.
                                   ---------------------------------------------
                                       Alfred M. Rankin, Jr., President, as:

                              Attorney-in-Fact for Clara L.T. Rankin*
                              Attorney-in-Fact for Thomas T. Rankin*
                              Attorney-in-Fact for Claiborne R. Rankin*
                              Attorney-in-Fact for Roger F. Rankin*
                              Attorney-in-Fact for Bruce T. Rankin*
                              Attorney-in-Fact for John C. Butler, Jr.*
                              Attorney-in-Fact for Matthew M. Rankin*
                              Attorney-in-Fact for James T. Rankin*
                              Attorney-in-Fact for Alison A. Rankin*
                              Attorney-in-Fact for Victoire G. Rankin*
                              Attorney-in-Fact for Corbin Rankin*
                              Attorney-in-Fact for Chloe O. Rankin*
                              Attorney-in-Fact for David B. Williams*
                              Attorney-in-Fact for Clara Rankin Williams*
                              Attorney-in-Fact for Scott Seelbach*
                              Attorney-in-Fact for Elizabeth B. Rankin*


----------------

* The power of attorney authorizing the above named individuals to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 16 and in Exhibit 4 at pages 25 through 26 of the Initial Filing.